# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AIS Holdings Group, Inc., CIK 0001702015
CUSIP: 000000000
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2-41-7-336, SHINSAKAE, NAKA-KU, NAGOYA-SHI, AICHI, Japan (M0), 460-0007
Date of event which requires filing of this statement: 06/18/2017
Filed by CIK 0001693777
Persons authorized to receive notices and communications: Takehiro Abe, 2-41-7-336, SHINSAKAE, NAKA-KU, NAGOYA-SHI, AICHI, Japan (M0), 460-0007, 81-70-5042-1800

## Reporting persons
- Takehiro Abe (CIK 0001693777): type of reporting person: individual (IN); citizenship or place of organization: Japan (M0); source of funds: personal funds (PF); sole voting power 0; shared voting power 80,000; sole dispositive power 0; shared dispositive power 80,000; aggregate amount beneficially owned 80,000 (0.4% of the class)
  Comment: On June 18, 2017, the prior controller of AIS Holdings Group, Inc. entered and completed a Share Purchase Agreement with Takehiro Abe. Under the agreement, the prior controller transferred 20,000,000 shares, which represented all issued and outstanding common stock, to Mr. Abe for $34,900.
  
  On September 2, 2019, Takehiro Abe sold 1,800,000 shares of the Company's common stock to 34 investors at a fixed price of $0.03 per share. The sale was conducted under the Company's effective S-1 Registration Statement. Of the 34 investors, 4 were entities controlled by Mr. Abe. Each of these 4 entities purchased 20,000 shares. As a result, Mr. Abe currently holds a total of 80,000 shares of common stock indirectly through four entities: LD Square Co., Ltd., LD Square LLC, Tomokotakehiro Ltd., and TOMOKOTA Ltd., each of which holds 20,000 shares of common stock. Mr. Abe has control over all four entities.
  
  On April 1, 2025, Takehiro Abe entered into a Share Purchase Agreement (the "Agreement") with SKYPR LLC, an entity controlled by Ryohei Uetaki, pursuant to which Takehiro Abe sold 18,200,000 shares of his restricted common stock in the Company to SKYPR LLC. These shares, representing approximately 91% of the Company's outstanding stock, were sold for total consideration of eighty thousand dollars ($80,000). The transaction was consummated on the same date, resulting in a change in control of the Company, with SKYPR LLC becoming the largest controlling stockholder.
- LD Square Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); source of funds: other (OO); sole voting power 0; shared voting power 20,000; sole dispositive power 0; shared dispositive power 20,000; aggregate amount beneficially owned 20,000 (0.1% of the class)
  Comment: On September 2, 2019, Takehiro Abe sold 1,800,000 shares of the Company's common stock to 34 investors at a fixed price of $0.03 per share. The sale was conducted under the Company's effective S-1 Registration Statement. Of the 34 investors, 4 were entities controlled by Mr. Abe. Each of these 4 entities purchased 20,000 shares. As a result, Mr. Abe currently holds a total of 80,000 shares of common stock indirectly through four entities: LD Square Co., Ltd., LD Square LLC, Tomokotakehiro Ltd., and TOMOKOTA Ltd., each of which holds 20,000 shares of common stock. Mr. Abe has control over all four entities.
- LD Square LLC: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); source of funds: other (OO); sole voting power 0; shared voting power 20,000; sole dispositive power 0; shared dispositive power 20,000; aggregate amount beneficially owned 20,000 (0.1% of the class)
  Comment: On September 2, 2019, Takehiro Abe sold 1,800,000 shares of the Company's common stock to 34 investors at a fixed price of $0.03 per share. The sale was conducted under the Company's effective S-1 Registration Statement. Of the 34 investors, 4 were entities controlled by Mr. Abe. Each of these 4 entities purchased 20,000 shares. As a result, Mr. Abe currently holds a total of 80,000 shares of common stock indirectly through four entities: LD Square Co., Ltd., LD Square LLC, Tomokotakehiro Ltd., and TOMOKOTA Ltd., each of which holds 20,000 shares of common stock. Mr. Abe has control over all four entities.
- TOMOKOTA Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Seychelles (T2); source of funds: other (OO); sole voting power 0; shared voting power 20,000; sole dispositive power 0; shared dispositive power 20,000; aggregate amount beneficially owned 20,000 (0.1% of the class)
  Comment: On September 2, 2019, Takehiro Abe sold 1,800,000 shares of the Company's common stock to 34 investors at a fixed price of $0.03 per share. The sale was conducted under the Company's effective S-1 Registration Statement. Of the 34 investors, 4 were entities controlled by Mr. Abe. Each of these 4 entities purchased 20,000 shares. As a result, Mr. Abe currently holds a total of 80,000 shares of common stock indirectly through four entities: LD Square Co., Ltd., LD Square LLC, Tomokotakehiro Ltd., and TOMOKOTA Ltd., each of which holds 20,000 shares of common stock. Mr. Abe has control over all four entities.
- Tomokotakehiro Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Seychelles (T2); source of funds: other (OO); sole voting power 0; shared voting power 20,000; sole dispositive power 0; shared dispositive power 20,000; aggregate amount beneficially owned 20,000 (0.1% of the class)
  Comment: On September 2, 2019, Takehiro Abe sold 1,800,000 shares of the Company's common stock to 34 investors at a fixed price of $0.03 per share. The sale was conducted under the Company's effective S-1 Registration Statement. Of the 34 investors, 4 were entities controlled by Mr. Abe. Each of these 4 entities purchased 20,000 shares. As a result, Mr. Abe currently holds a total of 80,000 shares of common stock indirectly through four entities: LD Square Co., Ltd., LD Square LLC, Tomokotakehiro Ltd., and TOMOKOTA Ltd., each of which holds 20,000 shares of common stock. Mr. Abe has control over all four entities.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: AIS Holdings Group, Inc.
Address of issuer's principal executive offices: 2-41-7-336, SHINSAKAE, NAKA-KU, NAGOYA-SHI, AICHI, Japan (M0), 460-0007

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by (i) Takehiro Abe, (ii) LD Square Co., Ltd., (iii) LD Square LLC, (iv) Tomokotakehiro Ltd., and (v) TOMOKOTA Ltd. Takehiro Abe controls all of the aforementioned entities.

The above parties are deemed to be the "Reporting Persons" and, may be referred to herein as each a "Reporting Person").
Residence or business address:
The address of the business office for Takehiro Abe is 2-18-23, Nishiwaseda Shinjuku-Ku, Tokyo, Japan 162-0051.

The address of LD Square, Co., Ltd. and LD Square, LLC. is 2-18-9-201, Yobitsugi, Minami-ku, Nagoya-shi, Aichi-ken, 457-0015 Japan.

The address of TOMOKOTA, Ltd. and Tomokotakehiro, Ltd. is 306, Victoria House, Victoria, Mahe, Seychelles.
Present principal occupation or employment: The principal business of LD Square, Co., Ltd., LD Square, LLC., TOMOKOTA, Ltd., and Tomokotakehiro, Ltd. is to act as a holding company for various assets that may be acquired by Takehiro Abe. Mr. Takehiro Abe is an entrepreneur and officer of several companies.
Criminal convictions in the last five years: During the last five (5) years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five (5) years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Takehiro Abe is a Japanese Citizen. LD Square, Co., Ltd., and LD Square, LLC. are domesticated in Japan. TOMOKOTA, Ltd., and Tomokotakehiro, Ltd. are domesticated in the Republic of Seychelles.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On June 18, 2017, the prior controller of AIS Holdings Group, Inc. entered and completed a Share Purchase Agreement with Takehiro Abe. Under the agreement, the prior controller transferred 20,000,000 shares, which represented all issued and outstanding common stock, to Mr. Abe for $34,900.

On September 2, 2019, Takehiro Abe sold 1,800,000 shares of the Company's common stock to 34 investors at a fixed price of $0.03 per share. The sale was conducted under the Company's effective S-1 Registration Statement. Of the 34 investors, 4 were entities controlled by Mr. Abe. Each of these 4 entities purchased 20,000 shares. As a result, Mr. Abe currently holds a total of 80,000 shares of common stock indirectly through four entities: LD Square Co., Ltd., LD Square LLC, Tomokotakehiro Ltd., and TOMOKOTA Ltd., each of which holds 20,000 shares of common stock. Mr. Abe has control over all four entities.

On April 1, 2025, Takehiro Abe entered into a Share Purchase Agreement (the "Agreement") with SKYPR LLC, an entity controlled by Ryohei Uetaki, pursuant to which Takehiro Abe sold 18,200,000 shares of his restricted common stock in the Company to SKYPR LLC. These shares, representing approximately 91% of the Company's outstanding stock, were sold for total consideration of eighty thousand dollars ($80,000). The transaction was consummated on the same date, resulting in a change in control of the Company, with SKYPR LLC becoming the largest controlling stockholder.

## Item 4. Purpose of Transaction
Purpose of transaction: The shares were purchased and/or sold for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Takehiro Abe
Aggregate number of shares beneficially owned: 80,000
Percentage: 0.4%

LD Square Co., Ltd.
Aggregate number of shares beneficially owned: 20,000
Percentage: 0.1%

LD Square LLC
Aggregate number of shares beneficially owned: 20,000
Percentage: 0.1%

TOMOKOTA Ltd.
Aggregate number of shares beneficially owned: 20,000
Percentage: 0.1%

Tomokotakehiro Ltd.
Aggregate number of shares beneficially owned: 20,000
Percentage: 0.1%
Number of shares as to which each person has sole or shared power to vote or dispose:
Takehiro Abe
Sole power to vote or direct vote: 0
Shared power to vote or to direct vote: 80,000
Sole power to dispose or to direct disposition: 0
Shared power to dispose or to direct disposition: 80,000

LD Square Co., Ltd.
Sole power to vote or direct vote: 0
Shared power to vote or to direct vote: 20,000
Sole power to dispose or to direct disposition: 0
Shared power to dispose or to direct disposition: 20,000

LD Square LLC
Sole power to vote or direct vote: 0
Shared power to vote or to direct vote: 20,000
Sole power to dispose or to direct disposition: 0
Shared power to dispose or to direct disposition: 20,000

TOMOKOTA Ltd.
Sole power to vote or direct vote: 0
Shared power to vote or to direct vote: 20,000
Sole power to dispose or to direct disposition: 0
Shared power to dispose or to direct disposition: 20,000

Tomokotakehiro Ltd.
Sole power to vote or direct vote: 0
Shared power to vote or to direct vote: 20,000
Sole power to dispose or to direct disposition: 0
Shared power to dispose or to direct disposition: 20,000
Transactions in the class effected during the past sixty days:
Takehiro Abe has not effected any transactions in the Company's Common Stock during the past 60 days, except as described in this Statement.

LD Square Co., Ltd. has not effected any transactions in the Company's Common Stock during the past 60 days, except as described in this Statement.

LD Square LLC has not effected any transactions in the Company's Common Stock during the past 60 days, except as described in this Statement.

Tomokotakehiro Ltd. has not effected any transactions in the Company's Common Stock during the past 60 days, except as described in this Statement.

TOMOKOTA Ltd. has not effected any transactions in the Company's Common Stock during the past 60 days, except as described in this Statement.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described in this Statement, there are no contracts, arrangements, understandings, or relationships other than as disclosed among the persons named in Item 2 hereof and any other person, with respect to the securities of the Company.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement is filed herewith.

## Signatures
- Takehiro Abe: Takehiro Abe, Takehiro Abe (05/21/2025)
- LD Square Co., Ltd.: Takehiro Abe, Officer (05/21/2025)
- LD Square LLC: Takehiro Abe, Officer (05/21/2025)
- TOMOKOTA Ltd.: Takehiro Abe, Officer (05/21/2025)
- Tomokotakehiro Ltd.: Takehiro Abe, Officer (05/21/2025)